Exhibit 99.1

No. 26/08

IAMGOLD REPORTS INCREASE IN MUPANE’S MINERAL RESERVES EXTENDS MINE LIFE
DUE TO COST AND PRODUCTION INITIATIVES

Toronto, Ontario, July 4, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to provide an update on the increase in mineable mineral reserves at its Mupane Mine, located in Botswana. The increase in Mupane’s mineral reserves is a direct result of IAMGOLD’s successful effort to convert the operation to owner mining. To facilitate this change, existing mining equipment was redeployed to the Mupane operations.

As indicated in the Analyst’s Day presentation delivered on June 2, 2008 (available at www.iamgold.com) the impact of the conversion to owner mining was expected to be 30-70 koz of additional production and would result in a 4-6 month extension of the mine life. Our update confirms that after producing 37,000 ounces in the first six months of 2008, mineral reserves increased by 27,000 ounces for an overall gain of 64,000 ounces which, at a cash cost of under $450/oz will extend the operational life to Q2 2012. Mineral reserves were calculated using a gold price of $US600 for December 31, 2007 and $US650 for June 30, 2008.

	Proven			Probable			Total
	Tonnes (000)	Au (g/t)	Au (000 oz)	Tonnes (000)	Au (g/t)	Au (000 oz)	Tonnes (000)	Au (g/t)	Au (000 oz)
December 31, 2007	2,982	2.4	226	200	3.2	21	3,182	2.4	247
June 30, 2008	3,444	2.2	240	397	2.7	35	3,841	2.2	274
Difference	461	0.9	13	197	2.3	15	659	1.3	27

     Mineral reserves were calculated using a gold price of $US600 for December 31, 2007 and $US650 for June 30, 2008

"The increase in reserves is a direct result of IAMGOLD’s aggressive cost and production initiatives.  Our lower operating costs due to the switch to owner mining at Mupane will allow for profitable mining of satellite pits that had been previously excluded from the original mine plan. We will continue to evaluate our mining costs to determine if there are further opportunities to develop additional resources that could extend the mine life beyond 2012.” stated Joseph Conway, President & CEO.

ABOUT IAMGOLD

IAMGOLD is the top mid-tier gold producer, with annual production of close to 1 million ounces from eight different gold operations located in North America, South America and Africa. IAMGOLD also owns non-gold assets that provide significant cash flow and has development projects that provide a strong platform for continued growth. IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and has a Gold Money Policy in which a large portion of cash holdings are held in gold bullion.

Qualified Person/Quality Control Notes
The mineral resource estimates contained in this news have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The technical information in this news release, including the information that relates to geology, drilling, mineralization and mineral resource estimates at the Mupane Mine, is based on information prepared under the supervision of, or has been reviewed by Réjean Sirois P.Eng., Manager - Mine Geology employed by IAMGOLD Corporation. The foregoing person is a "qualified person" for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted qualified person. The qualified person has verified the data disclosed underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit IAMGOLD from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in IAMGOLD’s Annual Report on Form 40-F. A copy of the 2006 Form 40-F is available to shareholders, free of charge, upon written request to IAMGOLD’s Investor Relations Department.

Forward Looking Statement
This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Carol Banducci
President & CEO	Chief Financial Officer
Tel: 416 360 4712 Toll-free: 1 888 IMG-9999	Tel: 416 360 4742 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.